EX-35.2
(logo) CAPMARK


Annual Statement as to Compliance
For the Year Ended December 31, 2007


Morgan Stanley Capital I Inc.
Series 2007-IQ16


Pursuant to the Subservicing Agreement governing the referenced transaction, I hereby attest that:


i. A review of the activities of Capmark Finance Inc. as Subservicer during the period, and of its performance under this Subservicing Agreement, has been made under my supervision.


ii. To the best of my knowledge, based on such review, Capmark Finance Inc. as Subservicer, has fulfilled in all material respects its obligations under this Subservicing Agreement throughout the period.


Capmark Finance Inc.

/s/  Mark E. McCool

By: Mark E. McCool
Title: Managing Director
Date: February 20, 2008




Real Estate Finance, Investments, Services

Capmark Finance Inc.
116 Welsh Road
Horsham, Pa 19044